===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            -----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)
        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
        13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                        Manufacturers' Services Limited
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                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
          (Convertible From 5.25% Series A Convertible Preferred Stock
                    and Issuable Upon Exercise of Warrants)
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                        (Title of Classes of Securities)

                                   565005105
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                                 (CUSIP Number)

                                Paul R. Kingsley
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                                 (212) 450-4000
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                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                                 March 14, 2002
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            (Date of Event which Requires Filing of this Statement)

                            -----------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               Page 1 of 9 Pages

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


CUSIP No. 565005105                                           Page 2 of 9 Pages
                                      13D

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     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Credit Suisse First Boston, on behalf of the investment banking business of the Credit Suisse First Boston business unit
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
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     3       SEC USE ONLY

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     4       SOURCE OF FUNDS*

             OO
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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) or 2(e)                                  [ ]

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Switzerland
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                                        7      SOLE VOTING POWER

                                               See Item 5
            NUMBER OF SHARES           ----------------------------------------
         BENEFICIALLY OWNED BY          8      SHARED VOTING POWER
         EACH REPORTING PERSON
                  WITH                         See Item 5
                                       ----------------------------------------
                                        9      SOLE DISPOSITIVE POWER

                                               See Item 5
                                       ----------------------------------------
                                       10      SHARED DISPOSITIVE POWER

                                               See Item 5
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             See Item 5
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]
             CERTAIN SHARES*

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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             See Item 5
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    14       TYPE OF REPORTING PERSON*

             BK, HC, OO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

   Item 1.  Security and Issuer.

     The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the "Common Stock") of Manufacturers' Services Limited, a Delaware corporation ("MSL"). The principal executive offices of MSL are located at 300 Baker Avenue, Suite 106, Concord, MA 01742.

     This Schedule 13D is being filed due to the acquisition (the "Acquisition") on March 14, 2002 (as described below in Item 3) of 300,000 shares of 5.25% Series A Convertible Preferred Stock, $.001 par value per share, (the "Preferred Stock") of MSL and warrants to purchase up to an aggregate of 582,751 shares (the "Warrants") of Common Stock of MSL.

     The Preferred Stock has a stated value of $50.00 per share and is convertible into Common Stock at an initial conversion price of $6.44 per share at any time prior to the scheduled redemption date of March 14, 2007 at the option of the holder of the Preferred Stock. MSL may convert some or all of the Preferred Stock into Common Stock prior to its scheduled redemption date of March 14, 2007 if the closing price of the Common Stock exceeds 150% of the conversion price for the Preferred Stock for at least 15 of 20 consecutive trading days. If MSL effects a conversion of the Preferred Stock prior to September 14, 2003, it will make a payment to the holders of Preferred Stock equal to six quarterly dividends on the Preferred Stock, less any dividends previously paid. Each holder of Preferred Stock is entitled to vote on all matters submitted for a vote to the holders of the Common Stock and is entitled to that number of votes equal to the number of shares of Common Stock into which such holder's Preferred Stock could be converted. Each share of Preferred Stock pays dividends at a rate of 5.25% per annum on its liquidation value. Such dividends are payable quarterly on March 31, June 30, September 30 and December 31 of each year to the record holders of Preferred Stock at the close of business on the date that is 10 business days prior to the applicable dividend payment date. MSL has the option to pay these dividends in cash or in shares of Common Stock, which shares of Common Stock will be valued for such purpose at 95% of their market value. A copy of the Certificate of Designations for the Preferred Stock is attached hereto as Exhibit 1 and is incorporated herein by reference.

     The Warrants are exercisable until March 14, 2007 at an initial exercise price of $7.02 per share of Common Stock. In general, after March, 14, 2003, MSL may force the exercise of the Warrants if the closing price of the Common Stock exceeds 175% of the exercise price for the Warrants for at least 15 of 20 consecutive trading days. A copy of the Form of Warrant is attached hereto as
Exhibit 2 and is incorporated herein by reference.

   Item 2.  Identity and Background.

     In accordance with Securities and Exchange Commission Release No.34-39538 (January 12, 1998), this Statement is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute part of the investment banking business (the "Reporting Person") of the Credit Suisse First Boston business unit (the "CSFB business unit"). The CSFB business unit is also comprised of an asset management business ("Asset Management"). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person's principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

      The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse First Boston, Inc. ("CSFBI"), a Delaware corporation. The address of CSFBI's principal business and office is Eleven Madison Avenue, New York, New York 10010. The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland.

     CSG is a global financial services company with two distinct business units. In addition to the CSFB business unit, CSG and its consolidated subsidiaries are comprised of the Credit Suisse Financial Services business unit (the "Credit Suisse Financial Services business unit"). CSG's business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

     CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management and the Credit Suisse Financial Services business unit) may beneficially own shares of Common Stock to which this schedule relates and such shares are not reported in this Statement. CSG disclaims beneficial ownership of Common Stock beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of Common Stock beneficially owned by CSG, Asset Management and the Credit Suisse Financial Services business unit.

     As of November 3, 2000, CSFBI acquired all of the voting stock of Donaldson, Lufkin & Jenrette, Inc., a Delaware corporation, which was renamed Credit Suisse First Boston (USA), Inc. ("CSFB-USA"), and the following entities became indirect subsidiaries of CSFBI: (1) DLJ Merchant Banking Partners, L.P., a Delaware limited partnership ("DLJMBP"); (2) DLJ International Partners, C.V., a Netherlands Antilles limited partnership ("DLJIP"); (3) DLJ Offshore Partners, C.V., a Netherlands Antilles limited partnership ("DLJOP"); (4) DLJ Merchant Banking Funding, Inc., a Delaware corporation ("DLJMBF"); (5) DLJ First ESC L.P., a Delaware limited partnership and "employee securities company" as defined in the Investment Company Act of 1940, as amended ("ESC");
(6) DLJ ESC II L.P., a Delaware limited partnership and "employee securities company" as defined in the Investment Company Act of 1940, as amended ("ESC II"); (7) Donaldson, Lufkin & Jenrette Securities Corporation, a Delaware corporation ("DLJSC"); (8) DLJ Merchant Banking, Inc., a Delaware corporation ("DLJMB"); (9) DLJ Merchant Banking, L.P., a Delaware limited partnership ("DLJMBLP"); (10) Credit Suisse First Boston Private Equity, Inc., formerly known as DLJ Capital Investors, Inc., a Delaware corporation ("CSFBPE"); (11) DLJLBO Plans Management Corporation, a Delaware corporation ("DLJLBO"); (12) DLJ Investment Partners II, L.P., a Delaware limited partnership ("DLJIP II");
(13) DLJ Investment Partners, L.P., a Delaware limited partnership ("DLJILP");
(14) DLJ Investment Funding II, Inc., a Delaware corporation ("DLJI Funding");
(15) DLJ Investment Partners II, Inc., a Delaware corporation ("DLJIP Inc.") and (16) DLJ Investment Associates II, L.P., a Delaware limited partnership ("DLJIA" and, collectively with the entities listed in (1) through (15) above, the "DLJ Entities")).

     The following entities are direct or indirect subsidiaries of CSFB-USA:
(1) EMA 2001 Plan, L.P., a Delaware limited partnership and "employee securities company" as defined in the Investment Company Act of 1940, as amended ("EMA"); (2) Docklands 2001 Plan, L.P., a Delaware limited partnership and "employee securities company" as defined in the Investment Company Act of 1940, as amended ("Docklands"); (3) Paradeplatz 2001 Plan, L.P., a Burmuda limited partnership and "employee securities company" as defined in the Investment Company Act of 1940, as amended ("Paradeplatz"); (4) CSFB 2001 Investors, L.P., a Delaware limited partnership and "employee securities company" as defined in the Investment Company Act of 1940, as amended ("CSFB 2001"); (5) DLJLBO Plans Management Corporation II, a Delaware corporation ("DLJLBO II"); (6) DLJLBO Plans Management Corporation III, a Delaware corporation ("DLJLBO III"); and (7) CSFB Bermuda Ltd., a Bermuda corporation ("CSFB Bermuda" and, collectively with the DLJ Entities and the entities listed in (1) through (6) of this paragraph, the "CSFB Entities")).

     DLJMBP, DLJIP, DLJOP, DLJMBF, ESC and ESC II are collectively referred to as the "CSFB Funds".

     DLJMBP makes investments for long term appreciation. DLJMB and DLJMBLP are the general partners of DLJMBP. and, as such, make all of the investment decisions on behalf of DLJMBP and are responsible for the day to day management of DLJMBP. DLJMB and DLJMBLP are registered investment advisers. DLJMB is a wholly owned subsidiary of CSFBPE.

     DLJIP and DLJOP make investments for long term appreciation. DLJMB is the general partners of DLJIP and DLJOP and, as such, makes all of the investment decisions on behalf of DLJIP and DLJOP and is responsible for the day to day management of DLJIP and DLJOP. DLJMB is a registered investment adviser and is a wholly owned subsidiary of CSFBPE.

     DLJMBLP makes investments for long term appreciation. DLJMB is the general partner of DLJMBLP and, as such, makes all of the investment decisions on behalf of DLJMBLP and is responsible for the day to day management of DLJMBLP. DLJMB is a registered investment advisor and is a wholly owned subsidiary of CSFBPE.

     ESC, ESC II, EMA, Docklands and CSFB 2001 are Delaware limited partnerships which make investments for long term appreciation. Paradeplatz is a Bermuda limited partnership which makes investments for long term appreciation. DLJLBO III is the associate general partner of ESC, EMA and Docklands. DLJLBO is the general partner of ESC, ESC II, EMA, Docklands and CSFB 2001. CSFB Bermuda is the general partner of Paradeplatz. DLJLBO makes all of the investment decisions on behalf of ESC II and CSFB 2001. DLJLBO and DLJLBO III make all of the investment decisions on behalf of ESC, EMA and Docklands. CSFB Bermuda makes all of the investment decisions for Paradeplatz.

     DLJLBO III, as the associate general partner of ESC, EMA and Docklands, in conjunction with DLJLBO and in accordance with the terms of the relevant partnership agreement, participates in investment decisions made on behalf of ESC, EMA and Docklands. DLJLBO III is a wholly owned subsidiary of CSFBPE.

     DLJLBO is a registered investment adviser. As the general partner of ESC, ESC II, EMA, Docklands and CSFB 2001, DLJLBO is responsible for the day to day management of ESC, ESC II, EMA, Docklands and CSFB 2001. In conjunction with DLJLBO III, DLJLBO participates in investment decisions made on behalf of ESC, EMA and Docklands. DLJLBO makes all of the investment decisions on behalf of ESC II and CSFB 2001. DLJLBO is a wholly owned subsidiary of CSFBPE.

     DLJIP II makes investments for long term appreciation. DLJIP Inc. and DLJIA are the general partners of DLJIP II and, as such, make all of the investment decisions on behalf of DLJIP II and are responsible for the day to day management of DLJIP II. DLJIP Inc. and DLJIA are registered investment advisors. DLJIP Inc. is a wholly owned subsidiary of CSFBPE.

     DLJILP makes investments for long term appreciation. DLJIA is the general partner of DLJILP and, as such, makes all of the investment decisions on behalf of DLJILP and is responsible for the day today management of DLJILP. DLJIA is a registered investment advisor.

     DLJIA makes investments for long term appreciation. DLJIP Inc. is the general partner of DLJIA and, as such, makes all of the investment decisions on behalf of DLJIA and is responsible for the day today management of DLJIA. DLJIP Inc. is a registered investment advisor and is a wholly owned subsidiary of CSFBPE.

     DLJI Funding makes investments for long term appreciation. DLJI Funding is a wholly owned subsidiary of CSFBPE.

     CSFB Bermuda is a registered investment adviser. As the general partner of Paradeplatz, CSFB Bermuda makes all of the investment decisions on behalf of Paradeplatz and is responsible for the day to day management of Paradeplatz. CSFB Bermuda is a wholly owned subsidiary of CSFBPE.

     DLJMBF makes investments for long term appreciation. DLJMBF is a wholly owned subsidiary of CSFBPE.

     CSFBPE is a Delaware corporation and is a holding company. CSFBPE is a wholly owned subsidiary of CSFB-USA.

     CSFB-USA is a publicly held Delaware corporation. CSFB-USA directly owns all of the capital stock of CSFBPE. CSFB-USA, acting on its own behalf or through its subsidiaries, is a registered broker/dealer and registered investment adviser engaged in investment banking, institutional trading and research, investment management and financial and correspondent brokerage services.

     The name, business address, citizenship, present principal occupation or employment and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of the Reporting Person, CSFBI, CSFB-USA, and those CSFB Entities that are corporations are set forth on Schedules A through N attached hereto, each of which is incorporated by reference herein.

     During the past (5) years none of the Reporting Person, CSFBI, CSFB-USA, the CSFB Entities nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A through N attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

   Item 3.  Source and Amount of Funds or Other Consideration.

     The beneficial ownership interest in the Common Stock underlying the Preferred Stock and the Warrants was obtained pursuant to the Securities Purchase Agreement dated as of March 12, 2002 (the "Purchase Agreement") among MSL, DLJMBP, DLJIP, DLJOP, DLJSC, as nominee for CSFBPE, ESCLP, EMA, Docklands, Paradeplatz and CSFB 2001, (collectively, the "Purchasing CSFB Funds"), and certain other purchasers. The acquisition of the Preferred Stock and Warrants was made by the Purchasing CSFB Funds in exchange for $15,000,000. The cash consideration came from funds available for investment of each of the Purchasing CSFB Funds. A copy of the Purchase Agreement is attached as Exhibit 3 hereto and is incorporated herein by reference.

   Item 4.  Purpose of Transaction.

     The Purchasing CSFB Funds entered into the Purchase Agreement to purchase the Preferred Stock and Warrants for general investment purposes. The Purchasing CSFB Funds retain the right to change their investment intent.

     The Reporting Person intends to review from time to time MSL's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, the Reporting Person may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional shares of Common Stock or additional shares of Preferred Stock or Warrants through open market purchases, privately negotiated transactions, a tender offer, an exchange offer or otherwise. Alternatively, such actions may involve the sale of all or a portion of the shares of Common Stock, Preferred Stock or Warrants in the open market, in privately negotiated transactions, through a public offering or otherwise.

     Except as set forth herein or attached hereto, none of the Reporting Person, CSFBI, CSFB-USA, the CSFB Entities nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A through N attached hereto, have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

   Item 5.  Interest in Securities of the Issuer.

      (a) and (b)

     As of December 31, 2001 the CSFB Funds beneficially owned 16,231,729 shares of Common Stock, as disclosed in the Schedule 13G filed on February 14, 2002.

     Pursuant to the Purchase Agreement, the Purchasing CSFB Funds acquired and, for the purpose of Rule 13d-3 promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), beneficially own (i) 300,000 shares of Preferred Stock of MSL, convertible into 2,331,000 shares of Common Stock of MSL and (ii) Warrants to purchase 582,751 shares of Common Stock of MSL.

     The number of shares of Preferred Stock and Warrants (and the amount of underlying Common Stock represented by such Preferred Stock and Warrants) purchased in the Acquisition individually by the Purchasing CSFB Funds is as follows: (i) DLJMBP - 128,471 shares of Preferred Stock, which are convertible into 998,221 shares of Common Stock, and Warrants to purchase 249,555 shares of Common Stock, (ii) DLJIP - 68,408 shares of Preferred Stock, which are convertible into 531,531 shares of Common Stock, and Warrants to purchase 132,883 shares of Common Stock, (iii) DLJOP - 3,762 shares of Preferred Stock, which are convertible into 29,231 shares of Common Stock, and Warrants to purchase 7,308 shares of Common Stock and (iv) DLJSC, as nominee for CSFBPE, ESCLP, EMA, Docklands, Paradeplatz and CSFB 2001 - 99,359 shares of Preferred Stock, which are convertible into 772,020 shares of Common Stock, and Warrants to purchase 193,005 shares of Common Stock.

     After giving effect to the Acquisition, the aggregate holdings of Common Stock of MSL by the Reporting Person is as set forth below:

     As of the date of this Schedule 13D, DLJMBP directly holds 7,556,448 shares of Common Stock, 128,471 shares of Preferred Stock, which are convertible into 998,221 shares of Common Stock, and Warrants convertible into an additional 249,555 shares of Common Stock and has the shared power to vote and direct the disposition of such shares and Warrants, in accordance with the relationship described in Item 2.

     As of the date of this Schedule 13D, DLJIP directly holds 3,385,504 shares of Common Stock, 68,408 shares of Preferred Stock, which are convertible into 531,531 shares of Common Stock, and Warrants convertible into an additional 132,883 shares of Common Stock and has the shared power to vote and direct the disposition of such shares and Warrants, in accordance with the relationship described in Item 2.

     As of the date of this Schedule 13D, DLJOP directly holds 196,291 shares of Common Stock, 3,762 shares of Preferred Stock, which are convertible into 29,231 shares of Common Stock, and Warrants convertible into an additional 7,308 shares of Common Stock and has the shared power to vote and direct the disposition of such shares and Warrants, in accordance with the relationship described in Item 2.

     As of the date of this Schedule 13D, DLJSC directly holds 99,359 shares of Preferred Stock, which are convertible into 772,020 shares of Common Stock, and Warrants convertible into 193,005 shares of Common Stock, which shares of Preferred Stock and Warrants are held by DLJSC as nominee for CSFBPE, ESCLP, EMA, Docklands, Paradeplatz and CSFB2001, and DLJSC has the shared power to vote and direct the disposition of such shares and Warrants, in accordance with the relationship described in Item 2.

     As of the date of this Schedule 13D, DLJMBF directly holds 3,027,234 shares of Common Stock and has the shared power to vote and direct the disposition of such shares, in accordance with the relationship described in
Item 2.

     As of the date of this Schedule 13D, ESC directly holds 1,882,440 shares of Common Stock and has the shared power to vote and direct the disposition of such shares, in accordance with the relationship described in Item 2.

     As of the date of this Schedule 13D, ESC II directly holds 10,417 shares of Common Stock and Warrants convertible into an additional 14,351 shares of Common Stock and has the shared power to vote and direct the disposition of such shares and Warrants, in accordance with the relationship described in Item 2.

     As of the date of this Schedule 13D, DLJIP II directly holds Warrants convertible into 94,929 shares of Common Stock and has the shared power to vote and direct the disposition of such Warrants, in accordance with the relationship described in Item 2.

     As of the date of this Schedule 13D, DLJILP directly holds Warrants convertible into 42,183 shares of Common Stock and has the shared power to vote and direct the disposition of such Warrants, in accordance with the relationship described in Item 2.

     As of the date of this Schedule 13D, DLJI Funding directly holds Warrants convertible into 15,583 shares of Common Stock and has the shared power to vote and direct the disposition of such Warrants, in accordance with the relationship described in Item 2.

     In addition, in the ordinary course of the Reporting Person's business, Credit Suisse First Boston Corporation ("CSFBC") directly holds approximately 6,100 shares of Common Stock in proprietary accounts.

     As a result of the holdings of MSL's securities described above, the Reporting Person may be deemed to beneficially own indirectly 19,145,482 shares of Common Stock of MSL, representing approximately 47.1% of the outstanding Common Stock.

     To the best knowledge of the Reporting Person, and except as described herein, neither the Reporting Person, CSFBI, CSFB-USA or any of the CSFB Entities nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A through N attached hereto, beneficially owns any Common Stock.

      (c) To the best knowledge of the Reporting Person, and except as described herein, neither the Reporting Person, CSFBI, CSFB-USA or any of the CSFB Entities nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A through N attached hereto, has effected any transactions in the Common Stock during the past 60 days.

      (d)  Inapplicable.

      (e)  Inapplicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to the Purchase Agreement, each of the Purchasing CSFB Funds agreed that (i) until September 14, 2002, it will not sell, transfer or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, (ii) it will not exercise any demand registration rights under the Stockholders Agreement (as such term is defined below), which demand registration rights are described below, and
(iii) it will vote all of its shares of Common Stock in favor of certain proposals to be submitted by MSL to its shareholders at the next meeting of MSL's shareholders.

     Pursuant to an Amended and Restated Stockholders Agreement, dated as of June __, 2000, by and among MSL and the signatories thereto (the "Stockholders Agreement"), the CSFB Funds have, under certain circumstances, rights regarding demand registration and incidental registration, under the terms and conditions provided therein and as modified by the Purchase Agreement. Also pursuant to the Stockholders Agreement, none of the CSFB Funds, without the consent of DLJIP II, may (i) directly or indirectly transfer their shares of Common Stock (except in the case of a change of control of MSL), (ii) request a demand registration with respect to their shares of Common Stock or (iii) request an incidental registration with respect to their shares of Common Stock. A copy of the Stockholders Agreement is attached as Exhibit 4 hereto and is incorporated herein by reference.

     Except for the agreements described above, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of MSL, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

   Item 7.  Material to be Filed as Exhibits.

     Exhibit 1: The Certificate of Designations of 5.25% Series A Convertible Preferred Stock of MSL, as previously filed with the Commission under the Exchange Act by MSL as an exhibit to the Current Report on Form 8-K dated March 18, 2002, which is hereby incorporated herein by reference.

     Exhibit 2: The Form of Warrant to Purchase Common Stock, as previously filed with the Commission under the Exchange Act by MSL as an exhibit to the Current Report on Form 8-K dated March 18, 2002, which is hereby incorporated herein by reference.

     Exhibit 3: The Securities Purchase Agreement, as previously filed with the Commission under the Exchange Act by MSL as an exhibit to the Current Report on Form 8-K dated March 18, 2002, which is hereby incorporated herein by reference.

     Exhibit 4: The Amended and Restated Stockholders Agreement, as previously filed with the Commission under the Exchange Act by MSL as an exhibit to the Form S-1/A dated June 21, 2000, which is hereby incorporated herein by reference.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 25, 2002

                                             CREDIT SUISSE FIRST BOSTON, acting
                                               solely on behalf of the
                                               investment banking business of
                                               the Credit Suisse First Boston
                                               business unit


                                             By: /s/ Ivy B. Dodes
                                                --------------------------------
                                                Name:  Ivy B. Dodes
                                                Title: Managing Director

                                                                     SCHEDULE A


                        Executive Officers and Directors
                                       of
                     Credit Suisse First Boston Corporation

     The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston Corporation. The business address of Credit Suisse First Boston Corporation is 11 Madison Avenue, New York, NY 10010.

Name                          Business Address           Title and Present Principal Occupation         Citizenship
----                          ----------------           --------------------------------------         -----------
John J. Mack                  11 Madison Avenue          President, Chief Executive Officer, Board            USA
                              New York, NY 10010         Member

David Brodsky                 11 Madison Avenue          General Counsel                                      USA
                              New York, NY 10010

Richard F. Brueckner          11 Madison Avenue          Managing Director                                    USA
                              New York, NY 10010

Michael Campbell              11 Madison Avenue          Managing Director                                    USA
                              New York, NY 10010

Brady W. Dougan               11 Madison Avenue          Managing Director, Board Member                      USA
                              New York, NY 10010

D. Wilson Ervin               11 Madison Avenue          Managing Director                                    USA
                              New York, NY 10010

Adebayo Ogunlesi              11 Madison Avenue          Head of Global Investment Banking                  Nigeria
                              New York, NY 10010

Hamilton E. James             11 Madison Avenue          Chairman of Global Investment Banking                USA
                              New York, NY 10010         and Private Equity, Board Member

Robert C. O'Brien             11 Madison Avenue          Managing Director                                    USA
                              New York, NY 10010

Carlos Onis                   11 Madison Avenue          Managing Director, Board Member                      USA
                              New York, NY 10010

Richard E. Thornburgh         11 Madison Avenue          Managing Director and Board Member                   USA
                              New York, NY 10010

David C. Fisher               11 Madison Avenue          Chief Financial Officer                              USA
                              New York, NY 10010

Frank J. DeCongelio           11 Madison Avenue          Head of Operations                                   USA
                              New York, NY 10010

Lewis H. Wirshba              11 Madison Avenue          Treasurer                                            USA
                              New York, NY 10010

Rochelle Pullman              11 Madison Avenue          Controller                                           USA
                              New York, NY 10010

                                                                     SCHEDULE B


                        Executive Officers and Directors
                                       of
                        Credit Suisse First Boston, Inc.

     The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston, Inc. The business address of Credit Suisse First Boston, Inc. is 11 Madison Avenue, New York, NY 10010.

Name                        Business Address                Title and Present Principal Occupation        Citizenship
----                        ----------------                --------------------------------------        -----------
John J. Mack                11 Madison Avenue            President, Chief Executive Officer, Board            USA
                            New York, NY 10010           Member

Brady W. Dougan             11 Madison Avenue            Managing Director, Head of Securities                USA
                            New York, NY 10010           Division, Board Member

D. Wilson Ervin             11 Madison Avenue            Managing Director, Head of Strategic Risk            USA
                            New York, NY 10010           Management

David C. Fisher             11 Madison Avenue            Managing Director, Chief Accounting                  USA
                            New York, NY 10010           Officer

Hamilton E. James           11 Madison Avenue            Chairman of Global Investment Banking                USA
                            New York, NY 10010           and Private Equity, Board Member

Robert C. O'Brien           11 Madison Avenue            Managing Director, Chief Credit Officer              USA
                            New York, NY 10010

Richard E. Thornburgh       11 Madison Avenue            Chief Financial Officer, Board Member                USA
                            New York, NY 10010

Lewis H. Wirshba            11 Madison Avenue            Managing Director, Treasurer                         USA
                            New York, NY 10010

Adrian R.T. Cooper          11 Madison Avenue            Vice President                                       USA
                            New York, NY 10010

Neil Moskowitz              11 Madison Avenue            Vice President                                       USA
                            New York, NY 10010

David C. O'Leary            11 Madison Avenue            Vice President                                       USA
                            New York, NY 10010

Carlos Onis                 11 Madison Avenue            Vice President                                       USA
                            New York, NY 10010

Neil Radey                  11 Madison Avenue            Vice President                                       USA
                            New York, NY 10010

Charles Stonehill           11 Madison Avenue            Vice President                                       USA
                            New York, NY 10010

Adebayo Ogunlesi            11 Madison Avenue            Head of Global Investment Banking                  Nigeria
                            New York, NY 10010

                                                                     SCHEDULE C


                        Executive Officers and Directors
                                       of
                     Credit Suisse First Boston (USA), Inc.

     The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston (USA), Inc. The business address of Credit Suisse First Boston (USA), Inc. is 11 Madison Avenue, New York, NY 10010.

Name                        Business Address                Title and Present Principal Occupation        Citizenship
----                        ----------------                --------------------------------------        -----------
John J. Mack                11 Madison Avenue            President, Chief Executive Officer, Board            USA
                            New York, NY 10010           Member

Brady W. Dougan             11 Madison Avenue            Head of Securities Division, Board                   USA
                            New York, NY 10010           Member

D. Wilson Ervin             11 Madison Avenue            Head of Strategic Risk Management                    USA
                            New York, NY 10010

David C. Fisher             11 Madison Avenue            Chief Accounting Officer                             USA
                            New York, NY 10010

Hamilton E. James           11 Madison Avenue            Chairman of Global Investment Banking                USA
                            New York, NY 10010           and Private Equity, Board Member

Robert C. O'Brien           11 Madison Avenue            Chief Credit Officer                                 USA
                            New York, NY 10010

Richard E. Thornburgh       11 Madison Avenue            Division Head Finance, Administration                USA
                            New York, NY 10010           and Operations, Board Member

Adebayo Ogunlesi            11 Madison Avenue            Head of Global Investment Banking                  Nigeria
                            New York, NY 10010

Lewis K. Wirshba            11 Madison Avenue            Treasurer                                            USA
                            New York, NY 10010

Robert M. Baylis            11 Madison Avenue            Board Member                                         USA
                            New York, NY 10010

Philip K. Ryan              11 Madison Avenue            Board Member                                         USA
                            New York, NY 10010

Maynard J. Toll, Jr.        11 Madison Avenue            Board Member                                         USA
                            New York, NY 10010

Neil Moskowitz              11 Madison Avenue            Managing Director                                    USA
                            New York, NY 10010

Carlos Onis                 11 Madison Avenue            Managing Director                                    USA
                            New York, NY 10010

Neil Radey                  11 Madison Avenue            Managing Director                                    USA
                            New York, NY 10010

Charles Stonehill           11 Madison Avenue            Managing Director                                    USA
                            New York, NY 10010




Stephen R. Volk             11 Madison Avenue            Managing Director, Board member                      USA
                            New York, NY 10010

David Brodsky               11 Madison Avenue            Managing Director, General Counsel                   USA
                            New York, NY 10010

                                                                     SCHEDULE D


                        Executive Officers and Directors
                                       of
                              the Reporting Person

     The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of the Reporting Person. The business address of the Reporting Person is 11 Madison Avenue, New York, NY 10010.

Name                        Business Address                Title and Present Principal Occupation        Citizenship
----                        ----------------                --------------------------------------        -----------
John J. Mack                11 Madison Avenue            Chief Executive Officer, Chairman                    USA
                            New York, NY 10010

Christopher Carter          17 Columbus Courtyard        Chairman of Europe                                   USA
                            London, England E14
                            4DA

Brady W. Dougan             11 Madison Avenue            Head of Securities Division                          USA
                            New York, NY 10010

Hamilton E. James           11 Madison Avenue            Chairman of Global Investment Banking                USA
                            New York, NY 10010           and Private Equity

Gary G. Lynch               11 Madison Avenue            Global General Counsel                               USA
                            New York, NY 10010

Thomas R. Nides             11 Madison Avenue            Chief Administrative Officer                         USA
                            New York, NY 10010

Hector W. Sants             11 Madison Avenue            Chief Executive of the Europe                        USA
                            New York, NY 10010

Richard E. Thornburgh       11 Madison Avenue            Chief Financial Officer                              USA
                            New York, NY 10010

Stephen R. Volk             11 Madison Avenue            Chairman of CSFB                                     USA
                            New York, NY 10010

Adebayo Ogunlesi            11 Madison Avenue            Head of Global Investment Banking                  Nigeria
                            New York, NY 10010

Eileen Murray               11 Madison Avenue            Head of IT and Operations                            USA
                            New York, NY 10010

                                                                     SCHEDULE E


                        Executive Officers and Directors
                                       of
                Credit Suisse First Boston Private Equity, Inc.

     The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston Private Equity, Inc. The business address of Credit Suisse First Boston Private Equity, Inc. is 11 Madison Avenue, New York, NY 10010.

Name                          Business Address              Title and Present Principal Occupation        Citizenship
----                          ----------------              --------------------------------------        -----------
Hamilton E. James             11 Madison Avenue          Director                                             USA
                              New York, NY 10010

Lawrence M.v.D. Schloss       11 Madison Avenue          Chief Executive Officer                              USA
                              New York, NY 10010

George R. Hornig              11 Madison Avenue          Chief Operating Officer                              USA
                              New York, NY 10010

Kenneth J. Lohsen             11 Madison Avenue          Controller                                           USA
                              New York, NY 10010

Laura Raftery                 11 Madison Avenue          Treasurer                                            USA
                              New York, NY 10010

Edward A. Poletti             11 Madison Avenue          Chief Financial Officer                              USA
                              New York, NY 10010

Nicole S. Arnaboldi           11 Madison Avenue          Chief Operating Officer - Fund                       USA
                              New York, NY 10010         Management

                                                                     SCHEDULE F


                        Executive Officers and Directors
                                       of
                      DLJ LBO Plans Management Corporation

     The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ LBO Plans Management Corporation. The business address of DLJ LBO Plans Management Corporation is 11 Madison Avenue, New York, NY 10010.

Name                          Business Address              Title and Present Principal Occupation        Citizenship
----                          ----------------              --------------------------------------        -----------
Joseph F. Huber               11 Madison Avenue          Director                                             USA
                              New York, NY 10010

David C. O'Leary              11 Madison Avenue          Director                                             USA
                              New York, NY 10010

Raymond M. Disco              11 Madison Avenue          Treasurer                                            USA
                              New York, NY 10010

Edward A. Poletti             11 Madison Avenue          Senior Vice President and Controller                 USA
                              New York, NY 10010

                                                                     SCHEDULE G


                        Executive Officers and Directors
                                       of
                       DLJ Merchant Banking Funding, Inc.

     The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ Merchant Banking Funding, Inc. The business address of DLJ Merchant Banking Funding, Inc. is 11 Madison Avenue, New York, NY 10010.

Name                          Business Address              Title and Present Principal Occupation        Citizenship
----                          ----------------              --------------------------------------        -----------
Nicole S. Arnaboldi           11 Madison Avenue          Director                                             USA
                              New York, NY 10010

George R. Hornig              11 Madison Avenue          Director                                             USA
                              New York, NY 10010

Edward A. Poletti             11 Madison Avenue          Director                                             USA
                              New York, NY 10010

                                                                     SCHEDULE H


                        Executive Officers and Directors
                                       of
                           DLJ Merchant Banking, Inc.

     The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ Merchant Banking, Inc.. The business address of DLJ Merchant Banking, Inc. is 11 Madison Avenue, New York, NY 10010.

Name                          Business Address              Title and Present Principal Occupation        Citizenship
----                          ----------------              --------------------------------------        -----------
Hamilton E. James             11 Madison Avenue          Chairman and Director                                USA
                              New York, NY 10010

Thompson Dean                 11 Madison Avenue          Managing Partner and Director                        USA
                              New York, NY 10010

Nicole S. Arnaboldi           11 Madison Avenue          Director                                             USA
                              New York, NY 10010

Carlos Garcia                 11 Madison Avenue          Managing Director                                 Argentina
                              New York, NY 10010

John M. Moriarity, Jr.        11 Madison Avenue          Managing Director                                    USA
                              New York, NY 10010

Raymond M. Disco              11 Madison Avenue          Treasurer                                            USA
                              New York, NY 10010

Edward A. Poletti             11 Madison Avenue          Senior Vice President and Controller                 USA
                              New York, NY 10010

Lawrence M.v.D. Schloss       11 Madison Avenue          Managing Partner and Director                        USA
                              New York, NY 10010

                                                                     SCHEDULE I


                        Executive Officers and Directors
                                       of
                    DLJ LBO Plans Management Corporation II

     The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ LBO Plans Management Corporation II. The business address of DLJ LBO Plans Management Corporation II is 11 Madison Avenue, New York, NY 10010.

Name                          Business Address              Title and Present Principal Occupation        Citizenship
----                          ----------------              --------------------------------------        -----------
George R. Hornig              11 Madison Avenue          Director                                             USA
                              New York, NY 10010

Lawrence M.v.D. Schloss       11 Madison Avenue          Chairman and Director                                USA
                              New York, NY 10010

Edward A. Poletti             11 Madison Avenue          Senior Vice President, Controller and                USA
                              New York, NY 10010         Director

                                                                     SCHEDULE J


                        Executive Officers and Directors
                                       of
                    DLJ LBO Plans Management Corporation III

     The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ LBO Plans Management Corporation III. The business address of DLJ LBO Plans Management Corporation III is 11 Madison Avenue, New York, NY 10010.

Name                          Business Address              Title and Present Principal Occupation        Citizenship
----                          ----------------              --------------------------------------        -----------
George R. Hornig              11 Madison Avenue          Director                                             USA
                              New York, NY 10010

Lawrence M.v.D. Schloss       11 Madison Avenue          Chairman and Director                                USA
                              New York, NY 10010

Edward A. Poletti             11 Madison Avenue          Senior Vice President, Controller and                USA
                              New York, NY 10010         Director

                                                                     SCHEDULE K


                        Executive Officers and Directors
                                       of
                  Credit Suisse First Boston (Bermuda) Limited

     The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston (Bermuda) Limited. The business address of Credit Suisse First Boston (Bermuda) Limited is 11 Madison Avenue, New York, NY 10010.

Name                          Business Address              Title and Present Principal Occupation        Citizenship
----                          ----------------              --------------------------------------        -----------
David A. DeNunzio             11 Madison Avenue          Chairman, President and Director                     USA
                              New York, NY 10010

Joseph F. Huber               227 West Monroe            Vice President and Director                          USA
                              Street, 41st Floor,
                              Chicago, IL 60606

David C. O'Leary              11 Madison Avenue          Vice President and Director                          USA
                              New York, NY 10010

Laura Raftery                 31 Church Street           Treasurer                                            USA
                              Reid House
                              Hamilton, HM12
                              Bermuda

Barbara Wentworth             11 Madison Avenue          Controller                                           USA
                              New York, NY 10010

Peter D. Martin               31 Church Street           Resident Representative                              UK
                              Reid House
                              Hamilton, HM12
                              Bermuda

                                                                     SCHEDULE L


                        Executive Officers and Directors
                                       of
                        DLJ Investment Funding II, Inc.

     The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ Investment Funding II, Inc. The business address of DLJ Investment Funding II, Inc. is 11 Madison Avenue, New York, NY 10010.

Name                          Business Address              Title and Present Principal Occupation        Citizenship
----                          ----------------              --------------------------------------        -----------
Nicole S. Arnaboldi           11 Madison Avenue,         Director                                             USA
                              New York, NY 10010

George R. Hornig              11 Madison Avenue,         Director                                             USA
                              New York, NY 10010

Edward A. Poletti             11 Madison Avenue,         Director                                             USA
                              New York, NY 10010

                                                                     SCHEDULE M


                        Executive Officers and Directors
                                       of
                        DLJ Investment Partners II, Inc.

     The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ Investment Partners II, Inc. The business address of DLJ Investment Partners II, Inc. is 11 Madison Avenue, New York, NY 10010.

Name                          Business Address              Title and Present Principal Occupation        Citizenship
----                          ----------------              --------------------------------------        -----------
Hamilton E. James             11 Madison Avenue,         Director                                             USA
                              New York, NY 10010

Nicole S. Arnaboldi           11 Madison Avenue,         Director                                             USA
                              New York, NY 10010

Lawrence M.v.D. Schloss       11 Madison Avenue,         Director                                             USA
                              New York, NY 10010

Edward A. Poletti             11 Madison Avenue,         Vice President and Controller                        USA
                              New York, NY 10010

Michael S. Isikow             11 Madison Avenue,         Director and Principal                               USA
                              New York, NY 10010

Douglas Ladden                11 Madison Avenue,         Principal                                            USA
                              New York, NY 10010

John M. Moriarity             11 Madison Avenue,         Director and Chief Operating Officer                 USA
                              New York, NY 10010

                                                                     SCHEDULE N
                        Executive Officers and Directors
                                       of
              Donaldson, Lufkin & Jenrette Securities Corporation

     The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Donaldson, Lufkin & Jenrette Securities Corporation. The business address of Donaldson, Lufkin & Jenrette Securities Corporation is 11 Madison Avenue, New York, NY 10010.

Name                          Business Address              Title and Present Principal Occupation        Citizenship
----                          ----------------              --------------------------------------        -----------
Richard F. Brueckner          11 Madison Avenue          Managing Director                                    USA
                              New York, NY 10010

Michael Campbell              11 Madison Avenue          Managing Director                                    USA
                              New York, NY 10010

Frank J. DeCongelio           11 Madison Avenue          Managing Director and Head of                        USA
                              New York, NY 10010         Operations

Brady W. Dougan               11 Madison Avenue          Director                                             USA
                              New York, NY 10010

D. Wilson Ervin               11 Madison Avenue          Managing Director                                    USA
                              New York, NY 10010

Hamilton E. James             11 Madison Avenue          Director                                             USA
                              New York, NY 10010

Robert C. O'Brien             11 Madison Avenue          Managing Director                                    USA
                              New York, NY 10010

Carlos Onis                   11 Madison Avenue          Director                                             USA
                              New York, NY 10010

Richard E. Thornburgh         11 Madison Avenue          Director                                             USA
                              New York, NY 10010

John J. Mack                  11 Madison Avenue          President, Chief Executive Officer and               USA
                              New York, NY 10010         Director

David C. Fisher               11 Madison Avenue          Chief Financial Officer                              USA
                              New York, NY 10010

David Brodsky                 11 Madison Avenue          Managing Director and General Counsel                USA
                              New York, NY 10010

Lewis H. Wirshba              11 Madison Avenue          Managing Director and Treasurer                      USA
                              New York, NY 10010